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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Authentic Fitness Corporation
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    052661105
                                 (CUSIP Number)

                                John J. Lattanzio
                             Lattanzio Group, L.L.C.
                           277 Park Avenue, 27th Floor
                               New York, New York
                                      10172
                                 (212) 350-5200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 2, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                                  Page 1 of 15



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SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John J. Lattanzio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                       7.      SOLE VOTING POWER

                                         268,500

                       8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                             1,330,400
 OWNED BY
REPORTING              9.      SOLE DISPOSITIVE POWER
  PERSON                                 268,500
   WITH
                       10.     SHARED DISPOSITIVE POWER
                                         1,330,400

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,598,900

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.14%

14.     TYPE OF REPORTING PERSON*
        IN


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SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lattanzio Group, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                     7.      SOLE VOTING POWER

                                       None

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                           1,290,400
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                               None
   WITH
                     10.     SHARED DISPOSITIVE POWER
                                       1,290,400

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,290,400

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.76%

14.     TYPE OF REPORTING PERSON*
        OO


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SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Michael J. Linn

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                      7.      SOLE VOTING POWER

                                        None

                      8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                            1,290,400
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                                None
   WITH
                      10.     SHARED DISPOSITIVE POWER
                                        1,290,400

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,290,400

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.76%

14.     TYPE OF REPORTING PERSON*
        IN


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                  This statement amends and supplements the information set
forth in the Schedule 13D filed by John J. Lattanzio with the Securities and Exchange Commission (the "Commission") on March 10, 1997 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background

                  Item 2 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  The Statement is being filed by (A) John J. Lattanzio, a United States citizen, in his capacity as (i) an individual holder of Common Stock, (ii) one of two managers and the controlling member of Lattanzio Group, L.L.C. ("LG"), a discretionary investment manager to managed accounts, and (iii) a discretionary investment manager of his minor child's investment account, (B) LG, and (C) Michael J. Linn, a United States citizen, in his capacity as one of the two managers of LG. Mr. Lattanzio, LG and Mr. Linn are sometimes referred to herein as the "Reporting Persons." The business office of each Reporting Person is located at 277 Park Avenue, 27th Floor, New York, NY 10172.

                  The shares of Common Stock which are the subject of this Statement are held directly by the managed accounts for which LG or Mr. Lattanzio serves as discretionary investment manager (collectively, the "Managed Accounts") and by Mr. Lattanzio directly.


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                  The  Reporting  Persons have not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Item 3 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  The Managed Accounts and Mr. Lattanzio expended an aggregate of approximately $20,574,026.28 (including brokerage commissions, if any) to purchase the 1,598,900 shares of Common Stock held by them. The shares of Common Stock held by the Managed Accounts and Mr. Lattanzio may be held through margin accounts with brokers, which extend margin credit to the Managed Accounts and Mr. Lattanzio, as the case may be, as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in this margin account are pledged as collateral security for the repayment of debit balances in the respective accounts.


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Item 4.  Purpose of Transaction

                  Item 4 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment. The Reporting Persons may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock at any time.

                  The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possesses material inside information concerning the Company. From time to time, the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the

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company or acquiring  another  company or  business,  changing operating or marketing  strategies,  adopting or not adopting  certain  types of
anti-takeover  measures  and  restructuring  the  company's   capitalization
or dividend policy. However, the Reporting Persons do not intend to seek control of the Company or participate in the management of the Company.

                  Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. Item

5. Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  (a)-(b)  On the  date of this Statement:

                   (i) Mr. Lattanzio has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 1,598,900 shares of Common Stock by virtue of his position as
(i) an individual holder of Common Stock (268,500 shares of Common Stock or 1.20%), (ii) one of two managers and the controlling member of LG (1,290,400 shares of Common Stock or 5.76%), and (iii) a discretionary investment manager of his minor child's investment account (40,000 shares of

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Common Stock or 0.18%).  Such shares represent 7.14% of the issued and outstanding Common Stock. Mr. Lattanzio shares voting power and dispositive power with respect to the shares of the Common Stock under LG management with Mr. Linn.

                   (ii) LG has  Beneficial  Ownership  of  1,290,400  shares
of Common Stock by virtue of its position as discretionary  investment  manager
to, the  Managed  Accounts  (other  than  Mr.   Lattanzio's  minor  child's
managed account)holding such shares of Common Stock. Such shares represent 5.76% of the issued and outstanding Common Stock. LG shares voting power and dispositive power over such shares with Mr. Lattanzio and Mr. Linn.

                   (iii) Mr. Linn has Beneficial Ownership of 1,290,400 shares of Common Stock by virtue of his position as one of the two managers of LG. Such shares represent 5.76% of the issued and outstanding Common Stock. Mr. Linn shares voting power and dispositive power over these shares of Common Stock with Mr. Lattanzio and LG.

                  The percentages used herein are calculated based upon the 22,389,730 shares of Common Stock stated to be issued and outstanding as of January 31, 1997, as reflected in the Company's amended Quarterly Report on Form 10-Q/A for the three months ended January 4, 1997.

                  (c) The trading dates, number of shares purchased or sold and price per share (including commissions, if any) for all transactions by the Reporting Persons since the filing of the

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Schedule  13D are set forth in  Schedule  I  hereto.  All such transactions were completed through the New York Stock Exchange.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Managed Accounts have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts.

                  (e)      Not applicable.

Item 7.  Material to be Filed as Exhibits

                  Exhibit 99:  Joint Filing Agreement among the Reporting
Persons.



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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 1997.

                             LATTANZIO GROUP, L.L.C.



                             By:      /s/ John J. Lattanzio
                                      Name: John J. Lattanzio
                                      Title: Principal Manager



                             By:      /s/ Michael J. Linn
                                      Name: Michael J. Linn
                                      Title: Manager



                                      /s/ John J. Lattanzio
                                      John J. Lattanzio



                                      /s/ Michael J. Linn
                                      Michael J. Linn



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                                                                      Schedule I

  Date         Shares Purchased/          Price Per Share        Commission Paid
                    (Sold)                      ($)                    ($)
   3/6/97            (7,000)                 14.5357                  0.05
  3/11/97              9,800                 13.8712                  0.05
                       1,000                 13.7500                  0.06
  3/12/97              4,500                 14.2778                  0.05
                       5,000                 14.2500                  0.06
  3/13/97              5,000                 14.1250                  0.05
                         500                 14.1250                  0.05
                       5,000                 14.1250                  0.06
  3/14/97           (20,000)                 14.3750                  0.05
                       7,000                 14.7143                  0.05
                       1,000                 14.2500                  0.05
                    (31,500)                 14.7500                  0.05
                       2,000                 15.1250                  0.06
  3/17/97              4,000                 14.9688                  0.05
                       1,000                 15.1250                  0.06
  3/18/97           (20,000)                 15.0000                  0.06
                         700                 15.1250                  0.04
                       2,000                 15.1250                  0.05
  3/19/97              1,500                 15.6250                  0.05
                       2,000                 15.6250                  0.05
  3/20/97              3,000                 16.0417                  0.05
                       2,000                 16.0000                  0.06
                    (20,000)                 16.1875                  0.05
                    (25,000)                 15.5000                  0.07
                    (30,000)                 15.7238                  0.05
  3/21/97              5,000                 16.1250                  0.05
                       1,400                 15.8750                  0.05


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                      10,000                 16.1250                 0.06
                    (10,000)                 16.0000                 0.07
  3/24/97              2,000                 15.7500                 0.06
  3/25/97              2,000                 15.6250                 0.05
  3/26/97              4,000                 15.5938                 0.06
                       3,000                 15.6250                 0.05
                    (20,000)                 15.6250                 0.04
  3/27/97              5,000                 15.5000                 0.05
  3/31/97             16,800                 14.6990                 0.06
   4/1/97             50,000                 14.7850                 0.06
                      75,000                 14.5000                 0.06
   4/2/97            250,000                 13.8540                 0.06
   4/3/97             10,000                 13.8750                 0.06
                      20,000                 13.8750                 0.06




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Exhibit Index

Exhibit                                                         Page No.

Exhibit 99:       Joint Filing Agreement, dated
                  April 4, 1997, among Lattanzio Group, L.L.C.,
                  John J. Lattanzio and Michael J. Linn